UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION
14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MATTRESS FIRM HOLDING CORP.

(Name of Subject Company)

MATTRESS FIRM HOLDING CORP.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W106

(CUSIP Number of Common Stock)

Kindel L. Elam

General Counsel and Secretary

Mattress Firm Holding Corp.

5815 Gulf Freeway

Houston, Texas 77023

(713) 923-1090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher D. Comeau

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 6, 2016, Mattress Firm Holding Corp. (the “Company” or “Mattress Firm”) entered into an Agreement and Plan of Merger with Steinhoff International Holdings N.V. (“Steinhoff”), Stripes US Holding, Inc., a direct wholly-owned subsidiary of Steinhoff (“HoldCo”) and Stripes Acquisition Corp., a direct wholly-owned subsidiary of HoldCo (“Merger Sub”).

This Schedule 14D-9 filing consists of a statement that was first sent on August 9, 2016 by email in response to Mattress Firm’s vendors who inquired about the merger.

As you have likely read by now, we announced that Mattress Firm Holding Corp. and Steinhoff International Holdings N.V. have entered into a definitive merger agreement under which Steinhoff will, subject to certain conditions, acquire Mattress Firm Holding Corp.

If you have questions about the terms of the agreement, please reference the materials on our investor relations site at http://ir.mattressfirm.com/ which includes the recent press release: http://ir.mattressfirm.com/releasedetail.cfm?ReleaseID=983296.

Steinhoff has a de-centralized management structure and their model is dependent on company management to successfully manage the business. We value our relationships with all of our vendor partners and remain committed to working with them to help fulfill our vision of becoming the preferred choice for better sleep and the Steinhoff leadership team is committed to supporting us as we activate our national chain.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding the expected timing and closing of the merger transactions, the operations of Mattress Firm’s business during the pendency of the transaction and the expectations for the business in the event the merger is completed, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Mattress Firm stockholders will not tender shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to Mattress Firm; the outcome of legal proceedings that may be instituted against Mattress Firm and/or others related to the proposed transaction; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; and those additional factors discussed in Mattress Firm’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Mattress Firm cautions investors not to place considerable reliance on the forward-looking statements contained in this communication. These forward-looking statements speak only as of the date of this communication, and Mattress Firm undertakes no obligation to update or revise any of these statements.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Mattress Firm stock. Upon commencement of the tender offer, Steinhoff, HoldCo and Merger Sub will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Following commencement of the tender offer, Mattress Firm will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.  Stockholders are urged to read the tender offer materials (including the offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when such documents become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Mattress Firm upon written request to the Investor Relations Department, Mattress Firm Holding Corp., 5815 Gulf Freeway, Houston, TX 77023, telephone number (713) 923-1090 or from Mattress Firm’s website, http://ir.mattressfirm.com/.

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